NEWS RELEASE

Endeavour Arranges Bought Deal Private Placement for CAD$9.6 Million

September 16, 2005 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX-V; EJD: FSE) (the “Company”) is pleased to announce that it has engaged Salman Partners Inc. to act as the lead underwriter for a syndicate of underwriters (collectively, the “Underwriters”) in a bought deal private placement for 4,000,000 units at CAD$2.40 per unit for gross proceeds of CAD$9.6 million (the “Offering”). Each unit is comprised of one common share and one-half of one common share purchase warrant (the “Warrant”). Each full Warrant is exercisable to purchase one common share at a price of CAD$2.90 for a period of 24 months. The Underwriters will receive a cash commission of 6.5% of the gross proceeds of the Offering and will also receive broker warrants equal in number to 7.5% of the aggregate number of units sold; the broker warrants will have the same terms as the Warrants in the Offering. The Underwriters will also be granted an over-allotment provision to increase the Offering by an additional 800,000 units (CAD$1,920,000) on the same terms as the Offering. The closing date for the Offering is on or about October 5, 2005.

The proceeds from the Offering will be used for the exploration, development and expansion of the Company’s Mexican silver properties, for further acquisitions and for general working capital purposes.

The Offering is subject to an underwriting agreement, due diligence and regulatory approval.

Endeavour Silver Corp. (EDR: TSX-V; EJD: FSE) is a silver mining company focused on growth of its silver resources and production in Mexico. The expansion program now underway at the high grade, producing Santa Cruz silver mine in Durango, Mexico should allow Endeavour to become one of the top five primary silver producers worldwide.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Venture Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements.